Coherus BioSciences, Inc.

333 Twin Dolphin Drive, Suite 600

Redwood City, CA 94065

November 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Coherus BioSciences, Inc.
Registration Statement on Form S-3
(File No. 333-268252)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Coherus BioSciences, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 initially filed on November 8, 2022 (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on November 17, 2022, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Latham & Watkins LLP, by calling Benjamin A. Potter at (650) 470-4809.

Very truly yours,

Coherus BioSciences, Inc.

By:	/s/ McDavid Stilwell
Name:	McDavid Stilwell
Title:	Chief Financial Officer

cc:	Dennis M. Lanfear, Coherus BioSciences, Inc.
Bryan McMichael, Coherus BioSciences, Inc.
Benjamin A. Potter, Latham & Watkins LLP
Phillip S. Stoup, Latham & Watkins LLP